NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Energy Inc. Announces Successful Over Subscribed $23.5 Million Financing

NOV 2, 2007 - 08:30 ET

CALGARY, ALBERTA--(Marketwire - Nov. 2, 2007) -

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Superior Energy Inc. ("Canadian Superior") (the "Company") (TSX:SNG)(AMEX:SNG) announced today that it has entered into a successful over subscribed $23,555,000 financing for the issuance of 6,730,000 shares at $3.50 per share through an investment dealer group comprised of Acumen Capital Finance Partners Limited and Jennings Capital Inc. of Calgary, Alberta and Maison Placements Canada Inc. of Toronto, Ontario, Canada. The commencement of the flow-through share financing was announced earlier this week on Wednesday, October 31, 2007 and the investment dealers, with the agreement of Canadian Superior, were allowed to exercise the sale of an over allotment of 730,000 additional shares.

Canadian Superior's Chief Executive Officer, Craig McKenzie, said today, "Canadian Superior is very pleased with the strong support we have received from the capital markets in Canada and we look forward to using the proceeds of this offering to ramp up our Western Canadian operations."

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company. The above mentioned financing with the investment dealer group is to close on November 16, 2007. Canadian Superior has operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America. The Company currently has a market capitalization of $409.6 million and currently has approximately 133 million shares outstanding prior to the above mentioned financing.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5